SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

Table of Contents

Material Contained in this Report

1.	Notice Regarding Difference Between the Financial Results for the Fiscal Year Ended June 30, 2026 and the Previous Fiscal Year Results of Ubiteq, INC., a Consolidated Subsidiary of ORIX Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: August 7, 2026	By	/s/ Masataka Yamada
Masataka Yamada
Member of the Board of Directors Senior Managing Executive Officer Chief Financial Officer and Chief Strategy Officer Responsible for Corporate Strategy and Management Unit ORIX Corporation

Notice Regarding Difference Between the Financial Results for the Fiscal Year Ended June 30, 2026 and the Previous Fiscal Year Results of Ubiteq, INC., a Consolidated Subsidiary of ORIX Corporation

Tokyo, Japan - August 7, 2026 - ORIX Corporation (“ORIX”) announced today that a difference has arisen between the standalone financial results for the fiscal year ended June 30, 2026 and those for the previous fiscal year of its consolidated subsidiary, listed on the Tokyo Stock Exchange Standard Market, Ubiteq, INC. (“Ubiteq”), as set forth below.

The impact of this matter on ORIX’s consolidated earnings forecast is expected to be immaterial.

1.	Difference Between the Financial Results for the Fiscal Year Ended June 30, 2026 (July 1, 2025 to June 30, 2026) and the Fiscal Year Ended June 30, 2025 (July 1, 2024 to June 30, 2025)

(Percentages indicate year-on-year changes)

	Net Sales		Operating Income (Loss)		Ordinary Income (Loss)		Net Income (Loss)
	JPY million	%	JPY million	%	JPY million	%	JPY million	%
Fiscal Year Ended June 30, 2026	1,135	7.8	57	—	59	—	57	—
Fiscal Year Ended June 30, 2025	1,053	34.7	(167)	—	(166)	—	(493)	—

2.	Differences Between the Financial Results and Previous Fiscal Year’s Financial Results in Fiscal Periods Prior to the Current Fiscal Year

(1)	The Financial Results for the Fiscal Year Ended June 30, 2025 (July 1, 2024 to June 30, 2025) and the Fiscal Year Ended June 30, 2024 (July 1, 2023 to June 30, 2024)

(Percentages indicate year-on-year changes)

	Net Sales		Operating Income (Loss)		Ordinary Income (Loss)		Net Income (Loss)
	JPY million	%	JPY million	%	JPY million	%	JPY million	%
Fiscal Year Ended June 30, 2025	1,053	34.7	(167)	—	(166)	—	(493)	—
Fiscal Year Ended June 30, 2024	782	8.7	(260)	—	(258)	—	(354)	—

(2)	The Financial Results for the Fiscal Year Ended June 30, 2023 (July 1, 2022 to June 30, 2023) and the Fiscal Year Ended June 30, 2022 (July 1, 2021 to June 30, 2022)

(Percentages indicate year-on-year changes)

	Net Sales		Operating Income (Loss)		Ordinary Income (Loss)		Net Income (Loss)
	JPY million	%	JPY million	%	JPY million	%	JPY million	%
Fiscal Year Ended June 30, 2023	719	(21.0)	(232)	—	(233)	—	(294)	—
Fiscal Year Ended June 30, 2022	910	(7.3)	(200)	—	(197)	—	(199)	—

Contact Information:

Investor Relations Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 37,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2026)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2025 – March 31, 2026” furnished on Form 6-K.